SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 15, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

Announcement of LM Ericsson Telephone company, dated September 15, 2006 regarding: “Ericsson moves to strengthen leadership and expand market reach”.

Press Release September 15, 2006

Ericsson moves to strengthen leadership and expand market reach

Ericsson (NASDAQ:ERIC) sees opportunities to further strengthen its market and technology leadership. The development in mobile and fixed broadband capabilities and move toward next generation networks open up for richer multimedia services and accelerates opportunities for growth. Ericsson is therefore implementing a more customer-oriented organization with three business units, each optimized for its specific market segment.

Carl-Henric Svanberg, President and CEO, said: “We are stronger than ever and the time is right to accelerate the pace of business development and establish a market defining role in the integration of communications and media. We will leverage our position in mobile networks, services and transmission and expand our leadership in next generation converging IP-networks with a focus on multimedia applications and services. Multimedia is an area with obvious business opportunities and potentially a powerful driver for increasing network capacity and investments by operators.”

The new organization will have an even stronger customer focus and pave the way for continuously improving efficiency in all areas. To further strengthen Ericsson’s technology leadership, an additional 500 engineers will be recruited to accelerate research, especially in the area of next generation IP-networks and multimedia technology.

The new organization will affect the current business units and the Stockholm headquarters. The company will have three business units: Networks, Global Services and Multimedia.

Business Unit Networks

The integration of Ericsson’s network operations will enable a focused solutions offering, that support operators’ strategies towards converging and more cost efficient networks. The unit will include mobile and fixed access, core and transmission networks, as well as next generation IP-networks. Ericsson is the world leader in mobile networks and has a leading position in fixed networks.

The former business units Systems, Access and Broadband networks will be integrated into the new unit as well as Ericsson Power Modules and Ericsson Cables. The unit will be headed by Kurt Jofs, Executive Vice President and currently head of business unit Access. The new unit will have approximately 21,500 employees.

Business Unit Global Services

The unit, consisting of Professional Services as well as Network Rollout, will continue to support operators with technology evolution and efficient operations. It provides operators with economies of scale and proven expertise, as well as first-class operations with considerable savings. Through its services operations, Ericsson presently manages networks with more than 65 million subscribers and provides around-the-clock support to networks with 725 million subscribers.

This unit, established in 1999, is unaffected by the new organization and Hans Vestberg, Executive Vice President, will continue to lead the unit. Ericsson’s services organization has approximately 23,000 employees worldwide.

Business Unit Multimedia

Telecom networks provide a personal connection to each media consumer and offers interactivity and new business opportunities. In 2005, the multimedia market - networked TV, music, gaming, video, radio and print over fixed and mobile networks - was valued at just under EUR20 billion and is expected to exceed EUR100 billion by 2011.

Today, there are some 2.5 billion mobile subscribers of which a growing number is being upgraded to mobile broadband. Traffic in mobile networks is expected to quadruple in the next five years, primarily driven by continued subscriber growth and fixed to mobile substitution for voice but especially by increased data traffic from mobilized enterprise applications, music down loads, mobile TV and other new multimedia applications.

Today, some 250 million homes have fixed broadband connections. This number continues to grow rapidly and traffic is expected to increase even faster in the next five years. Growth will be driven by various broadband internet services including IPTV, i.e. Interactive Personalized TV.

The new unit will consist of the Multimedia unit within the former Business Unit Systems, Business Units Enterprise and Ericsson Mobile Platforms as well as Ericsson Consumer and Enterprise Lab. The new unit will have approximately 4,000 employees. A head of this new business unit will be announced shortly.

Svanberg continues: “In the multimedia business we have the content and application management, the technical excellence and execution resources as well as strong relationships with content providers and operators. And let’s not forget another strong asset, Sony Ericsson Mobile Communications, and our close relationship with Sony – which further strengthens our consumer perspective for superior end-to-end offerings.”

The new organization will be in effect as of January 1, 2007.

Business unit Networks will include radio access, core, transport and fixed networks, presently reported under segment Systems. Furthermore, the business unit Networks will include Cables and Power Modules, presently reported under segment Other Operations.

Business unit Multimedia will include Multimedia systems, presently reported under segment Systems and business units Ericsson Mobile Platforms and Enterprise, presently reported under segment Other Operations. Business unit Global Services remains unchanged.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 7196992

Email: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 7190858

E-mail: investor.relations.se@ericsson.com

For biographies and photos of management team please see:

http://www.ericsson.com/ericsson/corpinfo/management/index.shtml

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: September 15, 2006